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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(CUSIP Number)

Peter C. Meining
c/o HM International, LLC
5810 East Skelly Drive, Suite 1000
Tulsa, Oklahoma 74135-6403
(918) 664-1914

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 157639105	SCHEDULE 13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          GHA 1 Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

          WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

          Delaware

	7.	Sole Voting Power
Number of		2,562,608 shares

Shares	8.	Shared Voting Power

Beneficially
		-0- shares
Owned by Each	9.	Sole Dispositive Power

Reporting
		2,562,608 shares
Person	10.	Shared Dispositive Power

With		-0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

          2,562,608 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

          19.0%

14.	Type of Reporting Person (See Instructions)

          CO

CUSIP No. 157639105	SCHEDULE 13D	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          SFI Intermediate Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

          WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

          Texas

	7.	Sole Voting Power
Number of		2,496,113 shares

Shares	8.	Shared Voting Power

Beneficially
		-0- shares
Owned by Each	9.	Sole Dispositive Power

Reporting
		2,496,113 shares
Person	10.	Shared Dispositive Power

With		-0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

          2,496,113 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

          18.5%

14.	Type of Reporting Person (See Instructions)

          PN

CUSIP No. 157639105	SCHEDULE 13D	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Peter C. Meinig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

          OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

          United States

	7.	Sole Voting Power
Number of		2,562,608 shares

Shares	8.	Shared Voting Power

Beneficially
		-0- shares
Owned by Each	9.	Sole Dispositive Power

Reporting		2,562,608 shares

Person	10.	Shared Dispositive Power

With		-0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

          2,562,608 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

          19.0%

14.	Type of Reporting Person (See Instructions)

          IN

CUSIP No. 157639105	SCHEDULE 13D	Page 5 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Phyllis S. HOJEL

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

          OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

          United States

	7.	Sole Voting Power
Number of		2,562,608 shares

Shares	8.	Shared Voting Power

Beneficially
		-0- shares
Owned by Each	9.	Sole Dispositive Power

Reporting		2,562,608 shares

Person	10.	Shared Dispositive Power

With		-0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

         2,562,608 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

          19.0%

14.	Type of Reporting Person (See Instructions)

         IN

CUSIP NO. 157639105	SCHEDULE 13 D	PAGE 6 of 9

INTRODUCTION

          This Amendment No. 14 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation (“GHA”), SFI Intermediate Ltd., a Texas limited partnership (“SFI”), and Phyllis S. Hojel, as previously amended (the “Statement”), with respect to the common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Item 1. Security and Company.

          This statement relates to the Common Stock, no par value (“Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Company”). The address of the principal executive office of the Company is 621 Airpark Road, Napa, California 94585-6272.

Item 2. Identity and Background.

          Item 2 of this Statement is hereby supplemented as follows:

          (a) This Statement is being filed jointly by (i) Peter C. Meinig, as trustee of PSH 2004 Management Trust (the “Trust”), who is the sole stockholder of GHA, (ii) Phyllis S. Hojel, who is the grantor of the Trust, (iii) GHA, a Delaware corporation and general partner of SFI, and (iv) SFI, a Texas limited partnership. The remainder of the information set forth in this item relates solely to Peter C. Meinig, as trustee of the Trust, and supplements the information regarding Phyllis S. Hojel, GHA and SFI which is contained in the Statement as heretofore amended.

          (b) The business address of Peter C. Meinig is 5810 East Skelly Drive, Suite 1650, Tulsa, Oklahoma 74135.

          (c) The principal occupation of Peter C. Meinig is executive officer of HM International, LLC. The address of the principal executive offices of HM International, LLC is 5810 East Skelly Drive, Suite 1650, Tulsa, Oklahoma 74135.

          (d)-(e) During the last five years, Peter C. Meinig has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 157639105	SCHEDULE 13 D	PAGE 7 of 9

          (e) Peter C. Meinig is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

          Item 3 of this Statement is hereby supplemented as follows:

          Peter C. Meinig was appointed as trustee of the Trust upon the formation of the Trust effective as of December 30, 2004. Effective as of such date, Phyllis S. Hojel transferred all of the issued and outstanding capital stock of GHA to the Trust. No consideration was paid by Peter C. Meinig or the Trust in connection with the transfer of the capital stock of GHA to the Trust.

Item 4. Purpose of Transaction.

          Item 4 of this Statement is hereby supplemented as follows:

          Subsequent to the filing of Amendment No. 13 to this Statement, the Company received an acquisition proposal from Diageo North America, Inc. (“Diageo”), the terms of which the Board of Directors of the Company determined were superior to the terms of the Agreement and Plan of Merger among the Company, DBR, and Triple Wines, Inc. (the “DBR Merger Agreement”). On December 18, 2004, the Company terminated the DBR Merger Agreement and entered into an Agreement and Plan of Merger (the “Diageo Merger Agreement”) with Diageo and one of its wholly owned subsidiaries. As a result of the termination of the DBR Merger Agreement, the Letter Agreement by and among SFI, GHA and DBR, which is described in Amendment No. 13 to this Statement, automatically terminated in accordance with its terms. Effective as of January 7, 2004, SFI executed a written consent approving the Diageo Merger Agreement and the merger contemplated thereby.

Item 5. Interest in Securities of the Company.

          Item 5 of this Statement is hereby restated as follows:

          The aggregate number of shares of Common Stock of the Company deemed to be beneficially owned for the purposes of this Statement by Peter C. Meinig, as trustee of the Trust, is 2,562,608 shares of Common Stock, representing approximately 19.0% of the outstanding shares of Common Stock of the Company as of January 13, 2005. Phyllis S. Hojel, by virtue of her rights as grantor of the Trust, continues to be the beneficial owner of the same number of shares of Common Stock.

          The aggregate number of shares of Common Stock of the Company deemed to be beneficially owned for the purposes of this Statement by GHA is 2,562,608 shares of Common Stock, representing approximately 19.0% of the outstanding shares of Common Stock of the Company as of January 13, 2005.

CUSIP NO. 157639105	SCHEDULE 13 D	PAGE 8 of 9

          The aggregate number of shares of Common Stock of the Company deemed to be beneficially owned for the purposes of this Statement by SFI is 2,496,113 shares of Common Stock, representing approximately 18.5% of the outstanding shares of Common Stock of the Company as of January 13, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

          Response unchanged.

Item 7. Material to Be Filed as Exhibits.

          None.

CUSIP NO. 157639105	SCHEDULE 13 D	PAGE 9 of 9

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2005

GHA 1 HOLDINGS, INC.

By:	/s/ Peter C. Meinig

Name:	Peter C. Meinig
Title:	Chairman, President and Treasurer

SFI INTERMEDIATE LTD.

By: GHA 1 HOLDINGS, INC.
General Partner

By:	/s/ Peter C. Meinig

Name: Peter C. Meinig
Title: Chairman, President and Treasurer

/s/ Peter C. Meinig

Peter C. Meinig, as trustee for the PSH
2004 Management Trust

/s/ Phyllis S. Hojel

Phyllis S. Hojel